Exhibit 99.1

The Stars Group Announces Second Quarter 2018 Earnings Release Conference Call and Webcast Details and Changes in Reporting Segments

TORONTO – August 2, 2018 – The Stars Group Inc. (Nasdaq: TSG) (TSX: TSGI) today announced that it will release its financial results for the second quarter ended June 30, 2018 and updated full year 2018 financial guidance to include the recently completed acquisitions prior to the start of trading on Monday, August 13, 2018, and will host a conference call and webcast at 8:30 a.m. ET to discuss the same.

•	To access via tele-conference, please dial 1-877-451-6152 or 1-201-389-0879 ten minutes prior to the scheduled start of the call.
•	The playback will be made available two hours after the event at 1-844-512-2921 or 1-412-317-6671. The Conference ID number is 13682288.
•	To access the webcast please use the following link: http://public.viavid.com/index.php?id=130894

As a result of its previously announced Australia acquisitions and in anticipation of the future integration of Sky Betting & Gaming and potential future geographic expansion, The Stars Group has revised the composition of its reporting segments and the manner in which it will report its operating results beginning with the second quarter 2018.  The Stars Group believes that the new presentation will better reflect its current and expected management and operational structure. The Stars Group previously had one reporting segment, gaming, with two major lines of operations, real-money online poker and combined real-money online casino and sportsbook. This will now be divided into two reporting segments, International and Australia, with four major lines of operations, real-money online poker, real-money online betting, real-money online casino and other gaming-related operations, and a Corporate cost center. Prior quarterly and annual segmental results and information included in The Stars Group’s financial results for the second quarter 2018 will be recast to be presented in a manner consistent with the changed reporting segments.

About The Stars Group

The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings.  The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, and Sky Poker, as well as live poker tour and event brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 19 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.

For investor relations, please contact:

Tim Foran, +1 437-371-5730, ir@starsgroup.com

For media inquiries, please contact:

Eric Hollreiser, Press@starsgroup.com